Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2023

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2023 and 2022. This report is dated March 27, 2024 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2023 and 2022, the Company’s Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity or other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2023 and the comparative year ended December 31, 2022 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in the acquiring, exploring and advancing of mineral properties, with an emphasis on gold resources, located in the United States of America and Canada. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

SELECTED ANNUAL INFORMATION

Summary Operating Results ($000s - except per share amounts)	2023	2022	2021
Remeasurement of secured notes	(29,690)	36,967	-
Gain on disposition of mineral interests	-	-	21,943
Corporate and administrative expenses	(17,441)	(16,090)	(13,379)
Foreign exchange gain (loss)	9,282	(12,874)	22
Environmental rehabilitation expense	-	(6,722)	(5,377)
Finance expense and other	(2,204)	(3,471)	(116)
Impairment of investment in associate	-	(873)	-
Equity loss of associate	(208)	(207)	(221)
Other income - flow-through shares	4,183	1,366	2,373
Unrealized gain (loss) on convertible notes receivable	(88)	(16)	104
Interest (expense) income	(1,795)	2,794	176
Income tax recovery (expense)	8,695	(8,268)	(4,630)
Net income (loss)	(29,266)	(7,394)	895
Basic earnings (loss) per share	$(0.35)	$(0.09)	$0.01

Summary Statement of Financial Position ($000s)	2023	2022	2021
Current assets	93,950	140,387	54,159
Non-current assets	1,257,008	955,232	693,583
Total assets	1,350,958	1,095,619	747,742
Current liabilities	39,408	51,993	17,301
Non-current liabilities	581,627	303,093	28,108
Equity	729,923	740,533	702,333
Total liabilities and equity	1,350,958	1,095,619	747,742

RESULTS OF OPERATIONS, 2023 COMPARED TO 2022

The Company recorded a net loss of $29.3 million or $0.35 per share for the year ended December 31, 2023, compared to a net loss of $7.4 million or $0.09 per share for the year ended December 31, 2022.

During the year ended December 31, 2023, the most significant items contributing to the net loss included unrealized loss due to changes in the fair value of the Company’s secured note liabilities, corporate and administrative expenses, and finance costs, partially offset by deferred income tax recoveries, foreign exchange gains and other income on flow-through shares. These items are discussed further below.

During the year ended December 31, 2022, the most significant items contributing to the net loss included corporate and administrative expenses, environmental rehabilitation expenses, foreign exchange loss, finance costs, and income taxes, partially offset by unrealized gain due to change in the fair value of the Company’s secured note liabilities and interest income.

The change in the fair value of the secured note liabilities during the twelve months ended December 31, 2023, and the comparative period in 2022 is summarized in the following table.

	Twelve months ended December 31,
($000s)	2023	2022

2022 Secured Note:
Remeasurement gain (loss)	(3,096)	36,967
Foreign Exchange gain (loss)	7,104	(21,157)
Total gain through profit or loss	4,008	15,810
Loss through other comprehensive income (loss)	(34,830)	(2,912)
Decrease (increase) in fair value during the period	(30,822)	18,772

2023 Secured Note:
Remeasurement loss	(33,182)	-
Foreign Exchange gain	2,045	-
Total loss through profit or loss	(31,137)	-
Loss through other comprehensive income (loss)	(49,563)	-
Increase in fair value during the period	(80,700)	-

2022 and 2023 Secured Notes:
Remeasurement gain (loss)	(36,278)	36,967
Foreign Exchange gain (loss)	9,149	(21,157)
Total gain (loss) through profit or loss	(27,129)	15,810
Loss through other comprehensive income (loss)	(84,393)	(2,912)
Decrease (increase) in fair value during the period	(111,522)	18,772

The Deferred Interest related to the 2023 Secured Note, of $6.6 million, incurred in 2023 was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions in this model are summarized in the following table.

2022 Secured Note:

Inputs and assumptions	December 31, 2023	December 31, 2022
Forecast silver production in thousands of ounces	166,144	166,144
Five year quoted future silver price	US$28.62	US$29.38
Risk-free rate	4.0%	3.4%
Credit spread	4.0%	5.3%
Share price volatility	60%	60%
Silver royalty discount factor	9.2%	8.6%

2023 Secured Note:

Inputs and assumptions	December 31, 2023	June 29, 2023
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Five year quoted future metal price
Gold per ounce	US$2,553.60	US$2,346.82
Silver per ounce	US$28.62	US$27.48
Copper per pound	US$4.08	US$3.65
Molybdenum per pound	US$24.89	US$29.26
Risk-free rate	4.0%	3.9%
Credit spread	4.0%	5.4%
Share price volatility	60%	60%
NSR royalty discount factor	9.2%	9.1%

The fair value of the 2022 Secured Note and 2023 Secured Note was estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the note will be exchanged for the prescribed royalty and NSR, at maturity.

Corporate and administrative expenses in 2023 were $17.4 million, up $1.4 million or 8% from prior year. The increase was mainly due to higher professional and external consulting fees, and higher travel, legal, and insurance costs.

Cash compensation decreased by $0.3 million, from $7.5 million in 2022 to $7.2 million in 2023. The reduced cash compensation was mainly related to a decrease in non-project headcount. Professional fees and other general and administrative expenses increased by $1.5 million, from $5.5 million in 2022 to $7.0 million in 2023. The increase was mainly related to the costs associated with audit, accounting and tax advisory, legal expenses and patent costs, the Company-wide risk assessment review, and sustainability reporting.

Stock-based compensation expense related to RSUs increased by $0.2 million, from $3.1 million in 2022 to $3.3 million in 2023. The increase was mainly due to the fact that the RSUs granted in December 2022 had a range of estimated vesting periods of up to 36 months compared to RSUs granted in December 2021 that had a vesting period of 4 months and had vested in the second quarter of 2022.

The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2022	Expensed in 2022	Expensed in 2023	Balance to be expensed
June 24, 2021	10,000	222	-	185	37	-
September 1, 2021	20,000	454	75	304	75	-
September 07, 2021	10,000	229	36	155	38	-
October 1, 2021	10,000	195	24	122	49	-
December 13, 2021	123,800	2,622	437	2,185	-	-
July 04, 2022	10,000	159	-	52	81	26
December 13, 2022	305,266	4,991	-	135	2,820	2,036
June 28, 2023	20,000	312	-	-	52	260
December 11, 2023	379,300	4,640			117	4,523
			572	3,138	3,269	6,845

In the last quarter of 2023, a total of 379,300 RSUs were issued, with 48,300 RSUs allocated to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs issued to employees. On December 11, 2023, 11,840 RSUs vested which represents 1/3 of RSUs granted to employees in 2022. Subsequent to year-end and upon the Company submitting its formal application to the regulator for the KSM Project to be designated as “substantially started” in January 2024, 58,067, granted in 2022, RSUs vested and were exchanged for common shares of the Company.

During the second quarter of 2022, 123,800 RSUs granted in December 2021 vested upon the Company completing the 2021 exploration program at Snowstorm and were exchanged for common shares of the Company. Of the total fair value of $2.6 million, $0.4 million was charged to the statement of operations and comprehensive loss in fourth quarter of 2021, and the remaining $2.2 million was charged to the statement of operations and comprehensive loss during the first and second quarter of 2022.

The $9.3 million foreign exchange gain recognized in 2023 comprised of $9.1 million of foreign exchange gain associated with the secured note liabilities, and a $0.2 million gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period.

The $12.9 million foreign exchange loss recognized in 2022 was the net result of $21.2 million of foreign exchange loss associated with the secured note liabilities, partially offset by $8.3 million of foreign exchange gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period.

In 2023, the Company incurred $2.2 million of finance costs compared to $3.5 million in 2022. The finance costs incurred during the current and comparative year primarily related to the secured notes financings.

In 2023, the Company recognized $4.2 million of other income related to the flow-through shares premium recorded primarily on the financing completed in December 2022, compared to $1.4 million of other income related to the flow-through shares premium recorded primarily on the financings completed in June 2021 (discussed below).

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. In 2023, the Company recognized an increase in fair value of investments of $0.1 million, net of income taxes. During the comparative year, the Company recognized an increase in fair value of investments, net of income taxes, of $0.3 million. The change in the fair value of these investments was recorded within comprehensive income (loss) on the consolidated statement of operations and comprehensive income (loss).

The Company holds one investment in an associate that is accounted for on an equity basis. In 2023, the Company recognized $0.2 million loss in investment in associates. During the comparative year, the Company recognized $0.2 million loss in investment in associates. Also, during the second quarter of 2022, the Company reviewed the recoverability of the investment in the associate and recorded an impairment of $0.9 million in the consolidated statement of operations and comprehensive income (loss).

In 2022, the Company reassessed the closure plan for the Johnny Mountain Mine and charged $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). The provision for reclamation liabilities, now estimated at $7.4 million is expected to be incurred until 2026.

In 2023, the Company incurred $3.7 million of environmental rehabilitation expenditures at Johnny Mountain Mine (2022 - $4.5 million) that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position.

In 2023, reclamation activities at Johnny Mountain Mine focused on relocating waste, in-situ hydrocarbon remediation, tailings storage facility improvements, placement of the deconstructed mill building materials into the main landfill, and conducting permit compliance monitoring activities.

In 2023, the Company recognized income tax recovery of $8.7 million, primarily due to the deferred tax asset arising from the loss recognized on remeasurement of the fair value of the secured note liabilities, and the losses in the period. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax impact, of $22.8 million, recorded through other comprehensive income (loss) was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during 2023.

In 2022, the Company recognized income tax expense of $8.3 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during 2022, of $0.1 million, was also recorded through other comprehensive income (loss).

RESULTS OF OPERATIONS, 2022 COMPARED TO 2021

The Company recorded net loss of $7.4 million or $0.09 per share for the year ended December 31, 2022 compared to net income of $0.9 million or $0.01 per share for the year ended December 31, 2021.

During the year ended December 31, 2022, the most significant items contributing to the net loss included corporate and administrative expenses, environmental rehabilitation expense, foreign exchange loss, finance costs, and income taxes, partially offset by unrealized gain due to change in the fair value of the Company’s secured note liabilities and interest income. These items are discussed further below.

Since the issuance on March 24, 2022, the fair value of the secured note liabilities decreased by $39.9 million of which the Company recorded $37.0 million gain through profit or loss, and $2.9 million through other comprehensive income (loss).

The Company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into this model are summarized in the following table.

Inputs and Assumption	March 24, 2022	December 31, 2022
Weighted Average Life[1]	23.5 years	44.9 years
Forecast silver production, in thousands of ounces	105,778	166,144
Future silver price	US$28.96 to US$35.42	US$29.38 to US$110.51
Risk-free rate	2.5%	3.4%
Credit spread	5.2%	5.3%
Volatility	60%	60%
Silver royalty discount factor	7.1%	8.6%

1)	Weighted average life reflects the revised silver forecast production schedule contained in the recently filed KSM updated Preliminary Feasibility Study (PFS) and Preliminary Economic Assessment (PEA) for the KSM Project, discussed below.

The fair value of the secured note liabilities was estimated using Level 3 inputs and is most sensitive to changes in silver prices and forecasted silver production.

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive earnings (loss) in that period. The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value.

Corporate and administrative expenses for 2022 were $16.1 million, up $2.7 million or 20% from prior year. The increase was mainly due to higher cash compensation, and higher professional fees and other general and administrative expenses, partially offset by lower stock-based compensation (discussed below).

Cash compensation increased by $1.7 million, from $5.8 million in 2021 to $7.5 million in 2022. The increased cash compensation mainly related to an increase in non-project headcount. Professional fees and other general and administrative expenses increased by $0.8 million, from $1.8 million in 2021 to $2.6 million in 2022. The increase mainly related to the costs associated with the implementation of a new ERP system, the Company wide risk assessment review, and sustainability reporting. Other general and administrative expenses increased by $0.6 million, from $2.3 million in 2021 to $2.9 million in 2022. The increase was mainly related to increased external consulting costs and travel. The Company anticipates that personnel numbers and related remuneration will continue to increase slightly but not as significantly as has been the case in 2022.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing restricted share units (RSUs). During the year ended December 31, 2022, stock-based compensation expense, related to RSUs, decreased by $0.4 million, from $3.5 million in 2021, to $3.1 million in 2022. The decrease was mainly due to the fact that the RSUs granted in December 2020 and expensed in 2021, had a higher grant date fair value when compared to the RSUs granted during 2021 and expensed in 2022.

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending December 31, 2023 is as follows:

(in thousands of Canadian dollars,	2023				2022
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-			-	-	-	-	-
Earnings (loss) for the period	(36,352)	(5,292)	8,985	(10,784)	(25,246)	5,045	19,088	(6,281)
Basic earnings (loss) per share	(0.43)	(0.06)	0.11	(0.13)	(0.31)	0.06	0.24	(0.08)
Diluted earnings (loss) per share	(0.43)	(0.06)	0.11	(0.13)	(0.31)	0.06	0.24	(0.08)

Change in the fair values of secured note liabilities is summarized in the following table:

	2023				2022
(in thousands of Canadian dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Change in fair value through profit of loss:
Fair value Remeasurement gain (loss)	(46,653)	11,742	10,379	(11,746)	(19,496)	24,897	31,566	-
Unrealized foreign exchange gain (loss)	14,881	(12,013)	5,723	559	(423)	(13,571)	(8,266)	1,102
Total change in fair value gain (loss) through profit or loss	(31,772)	(271)	16,102	(11,187)	(19,919)	11,326	23,300	1,102
Change in fair value gain (loss) through other comprehensive income (loss)	(53,457)	(32,063)	8,728	(7,601)	(22,961)	2,329	23,544	-
Total change in fair value	(85,229)	(32,334)	24,830	(18,788)	(42,880)	13,655	46,844	1,102

In the first quarter of 2022, the loss for the period included $2.3 million of stock-based compensation expense related to the amortization of RSUs granted in December 2021 that were vested during the second quarter of 2022. In the fourth quarter of 2022, the loss included $6.6 million of rehabilitation expenses related to the Johnny Mountain Mine.

SITE CAPTURE ACTIVITIES

In 2023, the Company’s main efforts and most significant spending were focused on its site capture and early infrastructure development activities that were designed to ensure that KSM’s Environmental Assessment Certificate (“EAC”) remains in good standing.

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantial Start”) by the deadline specified in the EAC. The expiry date for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started on or before the deadline, the EAC remains in effect for the life of the project. Subsequent to year-end, the Company submitted its formal application to the regulator for the KSM Project to be designated as substantially started.

Expenditures related to the site capture activities, started in 2021 and continued through 2023, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs [1]	Total
Cost
As at January 1, 2022	25,502	9,620	-	35,122
Additions	152,797	28,880	14,735	196,412
As at December 31, 2022	178,299	38,500	14,735	231,534
Additions	158,072	54,220	19,403	231,695
As at December 31, 2023	336,371	92,720	34,138	463,229

1)	During the first quarter in 2023, the Company paid $43.6 million (as at December 31, 2022, $38.5 million) to British Columbia Hydro and Power Authority ("BC Hydro") as advance payment made pursuant to the Company signing a Facilities Agreement with BC Hydro covering the design and construction of facilities to supply hydro-sourced electricity to the KSM Project. Prepayments to complete the design and construction amounted to $92.7 million inclusive of $10.6 million, which was accrued as at December 31, 2023, and paid subsequent to December 31, 2023. Refer to Note 19 for further information.

2)	During 2023, the Company incurred $19.4 million (2022 - $14.7 million) of interest expense related to the secured note liabilities that is capitalized at KSM as borrowing costs.

In 2023, the Company incurred $157.9 million (2022 - $147.5 million) on capital expenditures including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles (discussed below).

Camp

In 2023, the Company finalized the construction of additional camp installations, expanding the capacity of the Camp 11 facility by ninety beds, bringing the total to 210 beds. Laydown areas were also expanded, and water management infrastructure was implemented. The associated costs for these developments amounted to $44.0 million in 2023.

Road and Bridges

In 2023, the construction of the Treaty Creek Access Road's initial 17.8 kilometers, encompassing road development, bridge installations, and slope cutbacks, reached its final design. The associated costs for this phase amounted to $35.6 million in 2023. Furthermore, the completion of the Bell Irving River Bridge and the associated area and road extending to Highway 37 incurred costs of $3.3 million in 2023.

Coulter Creak Access Road

In 2023, the construction of the Coulter Creek Access Road was completed at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, has been successfully completed. Costs incurred in 2023 amounted to $38.2 million.

Land Clearing for Project Infrastructure

In order to further site investigation activities and in preparation for future works, initial land clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, Ore Processing Center, Water Diversion Channel, Mitchell Portal Pad, Mitchell Temporary Water Treatment Plant & Muck Pads, Water Storage Dam, and Mitchell Valley Onsite Roads.

Hydro Installation

The Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress has been made, with primary tasks accomplished and the ongoing placement of concrete equipment foundations. The Company submitted a deposit of $43.6 million in 2023, and $10.6 million subsequent to December 31, 2023 year-end to BC Hydro. Currently, discussions are underway regarding anticipated cost overruns in both construction and system reinforcement. It is expected that the power infrastructure work completed by December 31, 2023, will be sufficient for the Substantially Started Application.

MINERAL INTERESTS

During the year ended December 31, 2023, the Company added an aggregate of $69.7 million (2022 - $55.1 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interests expenditures by project is illustrated on the following table:

	2023		2022
($000s)	Amount	Percentage	Amount	Percentage
KSM	40,490	58%	39,985	72%
Iskut	14,174	20%	8,125	15%
Snowstorm	4,897	7%	3,091	6%
3 Aces	6,651	10%	3,045	6%
Courageous Lake	3,520	5%	823	1%
Total expenditures	69,732	100%	55,069	100%

The mineral interests activities by project are further discussed below.

KSM Project

At KSM, the results of the 2022 PFS show a considerably more sustainable and profitable mining operation than its 2016 predecessor. It envisages an open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only with a 33-year operating life. Mill production is increased from an initial 130,000 metric tonnes per day (tpd) to 195,000 tpd in the third year of production. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell resource in December 2020 and an expansion to planned mill throughput. The many design improvements over earlier studies include a smaller environmental footprint, reduced waste rock production, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining. The Company is also studying the use of trolley-assist technology on how supply of power from BC Hydro and the possible electrification of the entire mine fleet can enhance carbon optimization.

Projected economic results of the study compared to the 2016 study and against alternate scenarios are illustrated below.

Amounts expressed in US dollars	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014, and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. Once constructed, the Licence will be converted into a statutory right of way including the 12.5 km that pass through mineral claims owned by Tudor. This type of authorization is commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September, 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor's submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (WLRS) regarding Seabridge's License of Occupation ("LOO"). The WLRS Letter verified that their records show the LOO is in good standing, and there is no justification for canceling it under the empowering statute or relevant LOO provisions.

Subsequent to the year end, EMLI further clarified their position in a revised letter that states that a Conditional Registration Reserve (CRR) was established by the Chief Gold Commissioner, for the MTT area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration and other holding or property costs. The below information describes those planned and actual incurred costs for the year ended December 31, 2023:

($000s)	Actual	Plan
Payroll	3,419	3,229
Technical and engineering	17,076	14,336
Environmental and social	19,761	20,954
Exploration	136	400
Other holding or property	306	299
Total	40,698	39,218

Technical and engineering costs include costs related to the updating the Mineral Resource Estimate for KSM’s Kerr and Iron Cap deposits. Significant variance in the technical and engineering expenses compared to the initial plan arose from exceeding direct drilling costs, stemming from a shift in the scope of work, and increased expenditures attributable to inflation. This inflation affected various aspects such as labour, commodities, logistics, and camp support. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2023 actual and planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	1,602	766
Exploration	11,611	8,001
Environmental and social	4,630	5,300
Total	17,843	14,067

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test for deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target has found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

The 2022 program entailed ten drill holes, totaling 10,162 meters, and was designed to test the porphyry gold-copper potential at depth on the Bronson Slope deposit as well as below the Quartz Rise Lithocap. Work was also planned to consider forming a drill testing program at an additional site on the SnipGold claim block.

Drilling in 2022 the Company discovered a large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program was conducted to target an increase in the Bronson gold-copper resource and find the intrusive source of the breccia pipe. The current resource at Bronson Slope contains a measured and indicated resource of 187Mt of 0.36 g/t gold and 0.12% copper.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2023 reclamation and closure activities at the Johnny Mountain mine site. Work included, among other items, general cleanup activities, monitoring of the tailing management facility, permanent storage of waste rock, and hydrocarbon remediation. Reported within provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, in 2023 the Company incurred $3.7 million of costs compared to $4.3 million planned.

Snowstorm Project

At Snowstorm, where the Company’s objective was to continue exploration activities, the Company’s 2023 actual and planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	1,242	487
Exploration	3,261	3,056
Other holding or property	394	465
Total	4,897	4,008

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2023 exploration program was to further test for potential mineralized faults along the uplifted host stratigraphy zone.

3 Aces Project

At the Company’s 3 Aces project, the Company’s 2023 actual and planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	1,517	816
Exploration	5,451	7,002
Environmental	881	1,692
Other holding or property	74	45
Total	7,923	9,555

At 3 Aces, the 2023 program completed 7,759 meters of core and reverse circulation drilling within the Central Core Area (CCA) of the project. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At the Courageous Lake project, the Company’s 2023 actual and planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	570	288
Environmental and social	189	864
Technical and engineering	2,360	2,675
Exploration	235	457
Other property or holding costs	166	148
Total	3,520	4,432

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project or conducting additional exploration outside the area of known reserves and resources.

Subsequent to the year end, the Company filed an updated Preliminary Feasibility Study (the "2024 PFS") for Courageous Lake. The 2024 PFS all open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6 year life of the mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment ("2024 PEA") forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 50% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 19% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2023, was $54.5 million compared to $88.4 million on December 31, 2022. Decreased cash resources resulted from the cash used in early infrastructure development and corresponding equipment, the advance payment to the BC Hydro related to the power infrastructure work at KSM, environmental, reclamation and exploration projects, and corporate and administrative costs, offset by cash raised through financings (discussed below). Included in current liabilities at December 31, 2023, is $5.5 million of flow-through premium liability which is a non-cash item (December 31, 2022 - $4.2 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an At-the-Market offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. In 2023, the Company raised $42.8 million, and as at December 31, 2023, has room for an additional US$67.6 million under the its offering. Subsequent to the year end, the Company raised a further $11.0 million through the program. The Company intends to fully utilize the At-the-Market offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro. When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

	December 31,	December 31,
($000s)	2023	2022
Assets
Current assets
Cash and cash equivalents	$82,438	$46,150
Short-term deposits	-	81,690
Amounts receivable and prepaid expenses	7,763	8,220
Investment in marketable securities	3,749	3,696
Convertible notes receivable	-	631
Total current assets	93,950	$140,387

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$32,733	$42,956
Flow-through share premium	5,543	4,183
Lease obligations	373	511
Provision for reclamation liabilities	759	4,343
Total current liabilities	39,408	51,993
Working Capital (1)	54,542	88,394

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to reduce the royalty percentage after commercial production.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises these put rights, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the EAC Repayment Amount, the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. From inception the fair value of the 2023 Secured Note increased by $80.7 million to $279.5 million as at December 31, 2023.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM project’s approved EAC for the life of the project. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five-year quoted forward price, and the discount rates. During the year ended December 31, 2023, the fair value of the 2022 Secured Note increased to $294.4 million, and the Company recorded a $30.8 million loss (year ended December 31, 2022 - $18.7 million gain) on the remeasurement.

To satisfy the interest payment on the 2022 Secured Note, the Company issued 1,285,178 common shares, in respect of all the interest incurred during the year ended December 31, 2023.

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s At-The-Market offering. As at December 31, 2023, US$67.6 million is available under the ATM. Subsequent to the quarter end, the Company issued 682,686 shares, at an average selling price of $16.50 per share, for net proceeds of $11.0 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

During the year ended December 31, 2023, the Company received $0.8 million upon the exercise of 50,000 stock options. During the year ended December 31, 2022, the Company received $7.3 million upon the exercise of 540,834 stock options.

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position with exploration expenditures expected to be incurred in 2024.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During 2023, operating activities, including working capital adjustments, used $21.5 million cash compared to $13.3 million cash used by operating activities in 2022. The increase in cash used in operating activities was mainly due to lower interest income, higher general and administrative expenses, and working capital movement that was partially offset by lower financing costs and lower environmental rehabilitation disbursements. Cash used in operating activities in 2023 included $0.1 million foreign exchange gain. Cash used in operating activities in comparative period in 2022 was partially offset by $5.1 million foreign exchange gain. Operating activities in the near term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

CONTRACTUAL OBLIGATIONS

The Company has the following commitments as at December 31, 2023:

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	135,576	19,368	38,736	38,736	38,736
2023 Secured Note – interest	99,488	-	47,840	25,824	25,824
Capital expenditure obligations	18,434	18,434	-	-	-
Flow-through share expenditures	19,554	19,554	-	-	-
Mineral interests	7,967	758	1,527	2,403	3,279
Lease obligation	1,542	905	337	150	150
	282,561	59,019	88,440	67,113	67,989

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance was paid subsequent to the year-end but accrued at December 31, 2023. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the remaining balance was paid subsequent to the year end. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. Including the payment made subsequent to the year end, the Company has deposited $92.7 million with BC Hydro. Subsequent to the year end on March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024 and $40.0 million in December 2024.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid, in cash or by delivering common shares, on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%.

OTHER CONTINGENCIES

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at December 31, 2023. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.3 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts and settling court dates for the hearing. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at December 31, 2023, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of December 31, 2023 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

OUTLOOK

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM Project on its own. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM Project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. Subsequent to the year end, the Company filed its application for the Substantially Started designation for KSM and it is anticipated that a determination should be made by the end of 2024. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities and available financing, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of that year.

In order to apply for the Substantially Started designation for KSM, in 2023, the Company completed construction work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge and camp construction. In 2024, subject to financing, the Company will continue early works activities, including continuing with the construction of the power substation and the clearing of additional sites for location of proposed infrastructure along with other technical and environmental activities.

The Company has only prepared preliminary estimates for the cost of additional work at KSM and certain of the work requires further engineering before reasonable cost estimates can be established. The Company’s budget for 2024 activities is estimated at $115 million. The budgeted scope will be funded with the remaining proceeds of the 2023 Secured Note as well as funds raised through its ATM and other potential financings.

At Iskut, the Company will conduct a planned 2024 exploration program that is focused on 15,000 meters of diamond drilling for a copper/gold porphyry deposit at Snip North, Quartz Rise or on the Bronson deposit. The Company also plans to complete and file a NI43-101 technical report on an expansion of the Bronson Slope Resource. Costs are estimated at $11.9 million. Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine and along with regular monitoring and project carrying costs, an additional $2.9 million is expected to be incurred for a total plan of $14.8 million.

In 2024, at the Company’s 3 Aces project, the Company will conduct a $5.9 million exploration program that will include drill testing three priority resource expansion targets in the Central Core Area (CCA), completing a surface evaluation of three regional targets, drill testing two priority regional targets and complete a regional exploration model and prioritize targets throughout the property for resource definition in 2025. The 2023 exploration program was successful in testing and refining the 3 Aces exploration model, which led to prioritizing the 2024 targets.

Additional environmental and technical work and carrying costs for the project entails an additional $2.7 million of spending bringing the project total budget to $8.6 million.

At Snowstorm, a $1.1 million program is planned to complete a ground survey of permit requirements for the Goldstorm target and to refine the Company’s strategy for opportunities to discover a Getchell style deposit.

No significant spending is expected for the Courageous Lake project as the Company completed and filed the 2024 PFS.

The Company is exploring various alternatives for raising the funding necessary to fund operations and meeting its established objectives. Possible financing options include the sale of shares or debt issued by the Company, including a possible financing under a Prospectus Supplement to its existing Base Shelf Prospectus, share sales through its ATM program, the sale of a royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project and the sale of all or some form of interest in one of the Company’s other projects.

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus the Board of Directors and management has incorporated Sustainability into the Company goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability. This Committee reviews climate related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s sustainability strategy encompasses its Sustainability Policy, a strategic framework and the Company’s sustainability reporting practice. The Sustainability Policy guides the decision and behaviors of the Company’s employees, contractors and the Board of Directors. The policy also governs the strategic framework and sustainability goals. The Company publishes its Sustainability Report, including its Climate Strategy report, annually covering its sustainability performance and approach to climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.

During the second quarter of 2023, the Company published its 2022 Sustainability Report providing insight to the Company's commitment to local communities, culture, and sustainability. The report captures all of 2022 and highlights the Company’s progress towards integrating sustainability into its operations and the Company will be issuing its 2023 Sustainability Report in the second quarter of 2024. The reports are prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company relating to culture, communities and local engagement.

Also in early 2023, the Company issued its inaugural Climate Strategy Report disclosing Scope 1, 2 and 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures (TCFD) and concurrently made submissions for the Climate Disclosure Project (CDP) scoring that will provide a snapshot of the Company’s disclosure and environmental performance. Although these reports are in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, including embedded internal controls over those processes, is considerable and further believes the voluntary disclosures will aid in the evolution of its reporting. Management and the Board of Directors attend workshops to identify, assess and develop plans for relevant climate related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans. Threats or risks considered and assessed included those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential implications to the Company as a whole. The scenarios used were developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change outcomes and three time horizons. Each scenario and time frame illustrated the highest potential impact and the level of action needed but also common impacts amongst all scenarios. Although potential impacts were identified such as supply chain instability, increasing investor expectations, extreme weather events and metals prices volatility, there were currently no near term material climate related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

For the twelve months ended December 31, 2023, the Company had no significant environmental and safety incidents or concerns.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTIG

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2023, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning October 1, 2023, and ended on December 31, 2023 that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2023, that they are appropriately designed and effective.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CYBERSECURITY

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent privacy assessment review and systems penetration test was completed in 2023. The review reported on the vulnerability and assessed the level of protection from external threats to the Company’s data and information systems. During the fourth quarter of 2023, a cyber security framework was developed and implemented.

SHARES ISSUED AND OUTSTANDING

At March 27, 2024, the issued and outstanding common shares of the Company totaled 86,853,771. In addition, there were 50,000 stock options and 634,660 RSUs. Assuming the conversion of all of these instruments is outstanding, there would be 87,538,431 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During year ended December 31, 2023 and 2022, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 (M) in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

RISKS AND UNCERTAINTIES

Risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedarplus.ca, and the 2023 Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

FORWARD LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.